[Letterhead of Interlink Electronics, Inc.]

August 24, 2007

BY EDGAR & FACSIMILE (202) 772-9208

Patrick Gilmore

Division of Corporation Finance

United States

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Comment Letter dated August 21, 2007

Interlink Electronics, Inc.

Item 4.01 Form 8-K

Filed August 21, 2007

File No. 000-21858

Dear Mr. Gilmore:

This letter constitutes the response of the Company to the Staff’s comments dated August 21, 2007, to the Company’s Form 8-K filed on August 21, 2007 (the “Original Filing”). On August 24, 2007, the Company filed Amendment No. 1 (the “Amendment”) to the Original Filing. The Company believes that the Amendment addresses and resolves each of the issues raised in the Staff’s comment letter. Specifically, the Amendment amends the Original Filing in the following respects:

1.	The first sentence of Item 4.01 has been revised to clarify that the Company dismissed BDO Seidman, LLP, its independent registered public accounting firm, on August 15, 2007. This amendment is responsive to paragraph 1 of the Staff’s comment letter.

2.	The letter consent of BDO Seidman, LLP attached as exhibit 16.1 has been revised to state that, in addition to paragraphs 1, 2 and 5 of Item 4.01, BDO Seidman, LLP agrees with the statements made by the Company in the fourth paragraph of Item 4.01. This amendment is responsive to paragraphs 2 and 4 of the Staff’s comment letter.

3.	The first sentence of the last paragraph of Item 4.01 has been revised to state that the Company engaged Singer Lewak Greenbaum & Goldstein LLP as its new independent registered public accounting firm on August 20, 2007. This amendment is responsive to paragraph 3 of the Staff’s comment letter.

Patrick Gilmore

August 24, 2007

The Company hereby acknowledges that:

(a)	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	comments by the Commission staff, or changes to the Company’s disclosure in response to staff comments, do not foreclose the Commission from taking any action with respect to the filings; and

(c)	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company understands you may have additional comments based on the foregoing responses. Please address any questions or comments you may have about this letter or the respective filings to me at (805) 484-8855.

Very truly yours,

/s/ Charles C. Best
Charles C. Best Chief Financial Officer

cc: E. Michael Thoben, III